SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) No. 42.150.391/0001-70

STATE REGISTRATION (NIRE) 29300006939

A Publicly-Held Company

CALL NOTICE

ANNUAL AND EXTRAORDINARY MEETING

OF APRIL 13, 2021

The shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to meet an Annual and Extraordinary Meeting, in an exclusively digital manner, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3, of CVM Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), to be held on April 13, 2021, at 03:00 p.m., through digital platform Webex (“Digital Platform” and “Meeting”, respectively), to resolve upon the following Agenda:

I.                 At the Annual General Meeting:

1.               To examine, discuss and vote on the Company’s Financial Statements containing the Explanatory Notes, accompanied by the Independent Auditors’ Report and Opinion and the Fiscal Council’s Opinion, pertaining to the fiscal year ended on December 31, 2020;

2.               To examine, discuss and vote on the Management’s Report and respective Administrators’ Accounts pertaining to the fiscal year ended on December 31, 2020;

3.               To examine, discuss and vote on the Management Proposal for the allocation of the net profits of the fiscal year ended on December 31, 2020;

4.               To resolve upon the election of the members and respective alternates of the Company’s Fiscal Council; and

5.               To resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council pertaining to the fiscal year to be ended on December 31, 2021.

II.               At the Extraordinary General Meeting:

6.               To resolve on the replacement of an alternate member of the Company’s Board of Directors, appointed by shareholders Novonor S.A. – In judicial reorganization (previously called Odebrecht S.A.) and OSP Investimentos S.A. – In judicial reorganization (“Novonor”), to complement a term of office, until the Annual General Meeting that will appraise the financial statements for the fiscal year to end on December 31, 2021; and

7.               To resolve upon the amendment and restatement of the Company’s Bylaws, as per the changes contained in the Management Proposal, to implement adjustments to matters under the authority of the Board of Directors.

Camaçari/BA, March 11, 2021.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

General Information:

1. The Management Proposal ("Proposal") encompassing all documentation related to the matter included in the Agenda, the remote voting bulletin (“Bulletin”), the other documents provided for CVM Ruling No. 481, and other relevant information for the exercise of voting rights at the Meeting, were made available to the Company's Shareholders on this date, as provided for CVM Ruling 481, and can be accessed through the websites of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br), of the Company (www.braskem-ri.com.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

2. The notice to the Shareholders referred to in the main section of article 133 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), shall be published in the Official Gazette of the State of Bahia [Diário Oficial do Estado da Bahia] and in the newspaper “Correio da Bahia”, pursuant to article 124 of the Corporation Law. The other documents of article 133 of the Brazilian Corporation Law are available to the Shareholders at the Company's office located at Rua Lemos Monteiro, nº 120, 24º andar, Butantã, City of São Paulo, State of São Paulo, CEP 05501-050, under the care of Rosana Cristina Avolio, on the Company's (www.braskem-ri.com.br) and CVM (www.cvm.gov.br) websites, and will be published under the terms of article 133, paragraph 3, of Brazilian Corporation Law.

3. Considering the COVID-19 pandemic in Brazil, especially due to the continuity of the restrictions on the circulation and gathering of people, the Meeting shall be held in an exclusively digital manner, reason why the Shareholders may only participate:

(a)       via remote voting bulleting, and the detailed instructions regarding the documentation required for remote voting are contained in the Bulletin, which can be accessed through the abovementioned websites; and

(b)       via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 21-C, paragraphs 2 and 3 of CVM RULING 481, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Bulletin or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the Bulletin and that, if it so wishes, votes at the Meeting, all voting instructions received through the Bulletin shall be disregarded.

4. Documents necessary to access the Digital Platform:

The Shareholders that wish to participate in the Meeting must send an e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, at least 2 days in advance of the date scheduled for the Meeting, that is, by April 11, 2021, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least 8 (eight) days prior to the Meeting; (ii) power of attorney, duly compliant with the law, in case of representation of the Shareholder, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Pursuant to article 5, paragraph 3, of CVM Ruling 481, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

The Company explains that, exceptionally for this Meeting, the Company shall waive the sending of the physical counterparts a of the Shareholders’ representation documents to the Company’s offices, as well as the certification of the authenticity of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above. The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

5. Detailed information on the rules and procedures for participating and/or remote voting in the Meeting, including instructions regarding access to the Digital Platform and for the sending of the Remote Voting Bulletin, are contained in the Manual for Shareholders’ Participation in the Meeting, in the Company’s Management Proposal and other documents available in the websites of the CVM (www.cvm.gov.br), of the Company (www.braskem-ri.com.br) and of B3 (www.b3.com.br).

6. The Company’s decision to hold an exclusively digital Meeting, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of CVM Ruling 481, was taken within a very specific and exceptional context, since Brazil and the rest of the world are still experiencing the COVID-19 scenario, where the movement of people is still limited by the authorities. Thus, the holding of an exclusively digital Meeting decreases the need for air travel and the risks to everyone’s health, making it easier for the Shareholders and the other persons involved in its holding to take part in it.

7. The Company reiterates its commitment to the adoption of measures to fight the COVID-19 pandemic and to the safety of its Shareholders and associates and of the communities of the regions where it operates.

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.